UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cenntro Electric Group Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Q6519V120
(CUSIP Number)

Yeung Heung Yeung China Leader Group Limited c/o Cenntro Electric Group Limited 501 Okerson Road Freehold, New Jersey 07728 (732) 820-6757
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q6519V120	Schedule 13D	Page 1 of 6 Pages
1	NAMES OF REPORTING PERSONS
China Leader Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,918,659

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
20,918,659

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,918,659

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Calculation of the percentage of Ordinary Shares beneficially owned assumes 261,256,205 Ordinary Shares outstanding as of January 4, 2022, based on the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 5, 2022.

CUSIP No. Q6519V120	Schedule 13D	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Yeung Heung Yeung

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,918,659

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
20,918,659

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,918,659

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Calculation of the percentage of Ordinary Shares beneficially owned assumes 261,256,205 Ordinary Shares outstanding as of January 4, 2022, based on the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 5, 2022.

CUSIP No. Q6519V120	Schedule 13D	Page 3 of 6 Pages
Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is ordinary shares, no par value (the “Ordinary Shares”), of Cenntro Electric Group Limited ACN 619 054 938, an Australian public limited company (f/k/a Naked Brand Group Limited (“NBG”)) (the “Issuer”). The address of the principal executive offices of the Issuer is 501 Okerson Road, Freehold, New Jersey 07728.

Item 2.	Identity and Background.

(a), (b), (c) and (f) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) China Leader Group Limited, a British Virgin Islands company (“CLGL”); and

(ii) Yeung Heung Yeung, a Hong Kong citizen;

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit 99.1.

CLGL is wholly-owned by Yeung Heung Yeung. Mr. Yeung has sole voting and dispositive power over the Ordinary Shares held CLGL. The principal business of CLGL is investment. Mr. Yeung is a director of CAG (as defined below).

The principal business address of each of the Reporting Persons is c/o Cenntro Electric Group Limited, 501 Okerson Road, Freehold, New Jersey 07728.

(d) and (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Ordinary Shares of the Issuer reported herein as beneficially owned by the Reporting Persons were acquired in connection with that certain Stock Purchase Agreement, dated as of November 5, 2021 (as amended, the “Acquisition Agreement”), by and among the NBG, Cenntro Automotive Group Limited, a Cayman Islands exempted company with limited liability (“CAG”), Cenntro Automotive Group Limited, a Hong Kong private limited company and wholly owned subsidiary of CAG (“CAG HK”), Cenntro Automotive Corporation, a Delaware corporation and wholly owned subsidiary of CAG (“CAC”) and Cenntro Electric Group, Inc., a Delaware corporation and wholly owned subsidiary of CAG (“CEG” and, together with CAG HK and CAC, “Cenntro”). Pursuant to the Acquisition Agreement, NBG purchased from CAG (i) all of the issued and outstanding ordinary shares of CAG HK (the “CAG HK Shares”), (ii) all of the issued and outstanding shares of common stock, par value US$0.001 per share, of CAC (the “CAC Shares”), and (iii) all of the issued and outstanding shares of common stock, par value US$0.01 per share, of CEG (the “CEG Shares” and, together with the CAG HK Shares and the CAC Shares, the “Cenntro Shares”) (the “Combination”). The Combination closed on December 30, 2021 (the “Closing”). The aggregate purchase price for the Cenntro Shares was 174,853,546 Ordinary Shares (the “Acquisition Shares”) (as determined in accordance with the Acquisition Agreement) and the assumption of options to purchase an aggregate of 9,225,291 Ordinary Shares under the Cenntro Electric Group Limited Amended and Restated 2016 Incentive Stock Option Plan. On January 4, 2022, CAG distributed the Acquisition Shares to the holders of its capital stock in accordance with (i) the Acquisition Agreement and (ii) CAG’s Third Amended and Restated Memorandum and Articles of Association (the “Distribution”).  Pursuant to the Distribution, CLGL received 20,918,659 Ordinary Shares.

CUSIP No. Q6519V120	Schedule 13D	Page 4 of 6 Pages
Immediately after the Closing, NBG changed its name from “Naked Brand Group Limited” to “Cenntro Electric Group Limited,” and the business conducted by Cenntro became the business conducted by the Issuer. Notwithstanding the legal form of the transaction, the Combination was accounted for as a reverse recapitalization in which Cenntro was determined to be the accounting acquirer.

This summary is qualified by the actual terms of the Acquisition Agreement, a copy of which is attached as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Persons acquired the securities of the Issuer pursuant to the Acquisition Agreement and the Distribution related thereto. Subject to the Lock-up Agreement described in Item 6 of this Schedule 13D, the Reporting Persons may from time to time buy or sell securities of the Issuer as they may deem appropriate.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 8.0% of the outstanding Ordinary Shares of the date of this report. Calculations of the percentage of the Ordinary Shares beneficially owned in this Schedule 13D assume 261,256,205 Ordinary Shares outstanding as of January 4, 2022, based on the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 5, 2022.

CLGL beneficially owns 20,918,659 Ordinary Shares, representing 8.0% of the Issuer’s outstanding Ordinary Shares. CLGL is wholly-owned by Mr. Yeung and Mr. Yueng has sole voting power and sole dispositive power with respect to the Ordinary Shares held by CLGL. Accordingly, Mr. Yeung may be deemed to beneficially own the 20,918,659 Ordinary Shares directly held by CLGL.

The filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D, other than those Ordinary Shares held of record by such Reporting Person.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares during the sixty days prior to the date of filing of this Schedule 13D.

CUSIP No. Q6519V120	Schedule 13D	Page 5 of 6 Pages
(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members or affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Lock-Up Agreement

At the Closing, pursuant to requirements in the Acquisition Agreement, NBG entered into a lock-up agreement (the “Lock-Up Agreement”) with each of CLGL, Cenntro Enterprise Limited (“CEL”) and Trendway Capital Limited (“TCL” and, together with CEL and CLGL, the “Lock-Up Parties”). Each of CEL and TCL is owned by Mr. Peter Z. Wang, the Managing Director, Chairman and Chief Executive Officer of the Issuer. The Lock-Up Parties are each principal shareholders of CAG. Pursuant to the Lock-Up Agreement, the Lock-Up Parties agreed not to transfer the Acquisition Shares beneficially owned or owned of record by them, which represents an aggregate of 92,463,001 shares, for a period of 180 days following the Closing. The book-entry positions evidencing the Acquisition Shares issued to the Lock-Up Parties include prominent disclosure or bear a prominent legend evidencing the fact that such shares are subject to such lock-up provisions.

This summary is qualified by the actual terms of the Form of Lock-Up Agreement, a copy of which is attached as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

At the Closing, NBG entered into a registration rights agreement (the “Registration Rights Agreement”) with certain shareholders of CAG (including CLGL), Justin Davis-Rice, the former Chief Executive Officer of NBG and current director of the Issuer, and other signatories thereto, pursuant to which the holders were granted the right to have registered for resale under the Securities Act Ordinary Shares, including the Acquisition Shares and certain Ordinary Shares and Ordinary Shares underlying options awarded as compensation (such shares, the “Registrable Securities”), subject to certain conditions set forth therein. Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement registering the resale of the Registrable Securities on January 6, 2022.

This summary is qualified by the actual terms of the Registration Rights Agreement, a copy of which is attached as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. Q6519V120	Schedule 13D	Page 6 of 6 Pages
Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.
Exhibit 99.2	Power of Attorney.
Exhibit 99.3
Stock Purchase Agreement, dated November 5, 2021, by and among Naked Brand Group Limited ACN 619 054 938, Cenntro Automotive Group Limited (Cayman), Cenntro Automotive Group Limited (Hong Kong), Cenntro Automotive Corporation and Cenntro Electric Group, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on November 8, 2021).

Exhibit 99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on November 8, 2021).
Exhibit 99.5
Registration Rights Agreement, dated December 30, 2021, by and among Naked Brand Group Limited and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated January 26, 2022

China Leader Group Limited

	By:	/s/ Yeung Heung Yeung
Name: Yeung Heung Yeung
Title: Authorized Signatory

Yeung Heung Yeung

/s/ Yeung Heung Yeung